

Mail Stop 4720   May 30, 2017

Via E-mail
David L. Stoehr
Executive Vice President and Chief Financial Officer
Wintrust Financial Corporation
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018

>   **Re: Wintrust Financial Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 28, 2017**
>   **Form 8-K**
>   **Filed April 19, 2017**
>   **File No. 001-35077**

Dear Mr. Stoehr:

We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed April 19, 2017

Exhibit 99.1

Asset Quality

Calculation of allowance for loan losses for the Company's core loan portfolio and consumer niche and purchased loan portfolio as of March 31, 2017 and December 31, 2016, pages 24-25

1.   You add non-accretable credit discounts on purchased loans reported in accordance with ASC 310-30, excluding covered loans, to the allowance for loan losses to derive total allowance for loan losses and non-accretable credit discounts on purchased loans, excluding covered loans. Please address the following:

- Tell us how adding the non-accretable credit discounts on purchased loans to the allowance for loan losses provides useful information to investors in evaluating the risk of credit losses in your loan portfolio;

- Tell us how you considered prepayment risk with regard to the purchased loan portfolio which could reduce the adjusted total allowance for loan losses available to the total portfolio loans including the related coverage ratio; and

- Tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016 since GAAP prohibits recognition of the non-accretable credit discounts upon acquisition and therefore adding this adjustment to the allowance for loan losses would appear to represent a tailored accounting principle.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3368 with any questions.

Sincerely,

/s/ Michelle Miller

Michelle Miller
Staff Accountant
Office of Financial Services